February 23, 2009

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: FS Investment Corporation

File No. 814-00757

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of FS Investment Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

a)	A copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid;*

b)	A copy of the resolution of the members of the board of directors who are not “interested persons” of the Company, approving the form and amount of the bond;* and

c)	A copy of the amendments to the fidelity bond covering the Company, received February 18, 2009.

If you have any questions regarding this submission, please do not hesitate to call me at (215) 495-1150.

Very truly yours,

/s/ Ryan D. Conley
Ryan D. Conley
Corporate Secretary

*	Incorporated by reference to the Fidelity Bond filing submitted on February 17, 2009.

RIDER 15

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8 issued to FS Investment Corporation                                                                                  Philadelphia, Pennsylvania

It is agreed that:

1.	Insuring Agreement (A), FIDELITY is hereby deleted in its entirety and replaced with the following:

FIDELITY

(A)	With respect only to any Investment Company named as an Insured:

Loss resulting directly from Larceny or Embezzlement committed by an Employee acting alone or in collusion with others.

With respect any other entities named as Insured:

Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the specific intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from a Loan or Trading:

(1)	that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit; and

(2)	coverage shall not exceed the improper financial benefit actually obtained therefrom by the Employee and any active and knowing accomplices.

Loan as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

Trading as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

As used in this Insuring Agreement, financial benefit, or payment of loss, does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of employment.

2.	Insuring Agreement (F), COUNTERFEIT CURRENCY, is deleted in its entirety and replaced with the following:

COUNTERFEIT CURRENCY

(F)	Loss resulting directly from the receipt by the Insured in good faith, of any counterfeit money of the United States of America, Canada or of any other country.

3.	General Agreement C - REPRESENTATION OF INSURED – is hereby deleted in its entirety and replaced by the following:

REPRESENTATION OR WARRANTY OF INSURED

C.	The Insured represents that to the best of its knowledge the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or intentional incorrect statement of a material fact in the application or otherwise, shall be grounds for the rescission of this bond.

4.	The attached bond is amended as follows:
A.	Paragraph (c)(i) of General Agreement A of the attached bond is hereby deleted and the following substituted in lieu thereof:

(i)	give the Underwriter written notice of the consolidation, merger or purchase or acquisition of assets or liabilities within 60 days of the effective date of such action; and

B.	General Agreement A - ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE, Section (c) (iii) is hereby deleted in its entirety and replaced with the following:

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium if; (a) the assets of the entity to be consolidated or merged with, purchased or acquired are valued at more than 15% of the Insured’s assets at the time of such consolidation, merger or purchase of assets; or (b) the entity has experienced paid bond losses of the type covered under the attached Bond during the three years prior to the consolidation, merger, purchase or acquisition date, otherwise such additional premium shall be waived.

5.	The attached bond is amended as follows:

Conditions and Limitations-DEFINITIONS, Section 1(e)-Employee, is hereby amended to include the following:

•	Any former employee for up to 60 days after such termination, provided that such termination is not due to condition as set forth in paragraph 2 of Section 12;

•	All consultants while acting in their capacity as such which are directly supervised by the Insured and located on the premises of the Insured;

•	Any person on military leave or other leave of absence; and

•	Guest students pursuing their studies or duties in any of the Insured’s offices.

6.	The attached bond is amended as follows:

Section 2. Exclusion (j) is deleted in its entirety and replaced by the following:

(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is found guilty of engaging in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purpose of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

7.	The attached bond is amended as follows:

Section 6. VALUATION is amended by deleting the phrase “rate of exchange at time of payment” from the first sentence of Section 6. and by substituting the following in lieu thereof:

“rate of exchange as listed in the Wall Street Journal on the day of discovery of such loss”

8.	The attached bond is amended as follows:

The second paragraph of Section 12, TERMINATION OR CANCELATION, is hereby deleted in its entirety and replaced with the following:

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person involving a value of more than Ten Thousand ($10,000) Dollars or which occurred within three (3) years from the Insured’s discovery or knowledge or which occurred during employment by the Insured, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from the dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

9.	The attached bond is amended as follows:

A.	The following shall be included as Insured:

All Employee Benefit Plans sponsored by the Insured which are required to be bonded under The Employee Retirement Income Security Act of 1974.

B.	Employee as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

C.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

D.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or if more than one by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

E.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

F.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

10.	This rider cancels and replaces Rider 1 of the attached bond as of the effective date hereof.

11.	This rider shall become effective as of 12:01 a.m. on September 25, 2008.

Underwriter

By:	/s/ Michael E. Bracken
Authorized Representative

RIDER 16

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8 issued to FS Investment Corporation                                                                                   Philadelphia, Pennsylvania

It is agreed that:

1.	Paragraph (1)(e) of Insuring Agreement (E) SECURITIES is amended by deleting the words: “Statement of Uncertificated Security of any Federal Reserve Bank of the United States” and by substituting the following in lieu thereof: “Statement of Uncertificated Security of any issuer”.

2.	Section 2.-EXCLUSIONS is amended by deleting Paragraph (w) is deleted

3.	Paragraph (o) of Section 4.-DEFINITIONS is hereby amended by deleting from it the words “Uncertificated Securities of any Federal Reserve Bank of the United States” and replacing them with the words “Uncertificated Securities of any issuer”.

4.	The attached bond shall be subject to all of its terms, conditions and limitations except as expressly modified herein.

5.	This rider shall become effective as of 12:01 a.m. on September 25, 2008.

Underwriter

By:	/s/ Michael E. Bracken
Authorized Representative

UNCERTIFICATED SECURITIES

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NO. 14 TO EXTEND THE COVERAGE FOR UNCERTIFICATED SECURITIES.
Revised to October, 2007

RIDER 17

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8 issued to FS Investment Corporation                                                                                   Philadelphia, Pennsylvania

It is agreed that:

1. Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the insured but only as respects coverage on Certificated Securities:

SCHEDULE

DEPOSITORY	LOCATIONS COVERED

All Depositories utilized by the Insured	No exceptions

2. Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3. The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4. If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5. This rider shall become effective as of 12:01 a.m. on September 25, 2008 standard time.

Underwriter

By:	/s/ Michael E. Bracken
Authorized Representative

CENTRAL HANDLING OF SECURITIES

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 24 AND 25 TO SCHEDULE THE PREMISES OF DEPOSITORIES.
Revised to October, 1987
SR 5967e

ELECTRONIC SIGNATURE PAGE

The purpose of the electronic signature is to assure you and us that the attached policy has not been altered since we issued it. Once the signature is affixed, any change invalidates the signature.

The origin of the signature, itself, can be verified by use of the appropriate public key encryption file. You can either request that file from the underwriter or, once you are satisfied as to the source of this document, you can import the electronic identity directly into your pdf reader from this file.

/s/ Michael E. Bracken	Digitally signed by Mike Bracken DN: cn=Mike Bracken, o=Crum and Forster, ou=Crime and Financial Institutions, email=Mike_Bracken@cfins.com, c=US Date: 2009.02.18 10:03:52 -05’00’

RIDER 18

To be attached to and form part of Registered Management Investment Company Bond, No. 626-032108-8 issued to FS Investment Corporation                                                                                   Philadelphia, Pennsylvania

It is agreed that:

1. Section 5. NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER of the Conditions and Limitations of the attached bond is amended by deleting the number “30” in paragraph (a) and by substituting the number “60” in lieu thereof.

2. The attached bond shall be subject to all of its terms, conditions and limitations except as expressly modified herein.

3. This rider shall become effective as of 12:01 a.m. on September 25, 2008.

Underwriter

By:	/s/ Michael E. Bracken
Authorized Representative

UNCERTIFICATED SECURITIES

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NO. 14 TO EXTEND THE COVERAGE FOR UNCERTIFICATED SECURITIES.
Revised to October, 2007

ELECTRONIC SIGNATURE PAGE

The purpose of the electronic signature is to assure you and us that the attached policy has not been altered since we issued it. Once the signature is affixed, any change invalidates the signature.

The origin of the signature, itself, can be verified by use of the appropriate public key encryption file. You can either request that file from the underwriter or, once you are satisfied as to the source of this document, you can import the electronic identity directly into your pdf reader from this file.

/s/ Michael E. Bracken	Digitally signed by Mike Bracken DN: cn=Mike Bracken, o=Crum and Forster, ou=Crime and Financial Institutions, email=Mike_Bracken@cfins.com, c=US Date: 2009.02.18 11:30:22 -05’00’